HESS MIDSTREAM PARTNERS LP

1501 McKinney Street

Houston, Texas 77010

November 20, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re:	Hess Midstream Partners LP
Registration Statement on Form S-1
Filed September 24, 2014
File No. 333-198896

Ladies and Gentlemen:

Set forth below are the responses of Hess Midstream Partners LP, a Delaware limited partnership (“we,” “our” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 23, 2014, with respect to the Partnership’s registration statement on Form S-1 filed with the Commission on September 24, 2014 (the “Registration Statement”).

Concurrently with the submission of this letter, we have submitted through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we have hand delivered four copies of this letter, as well as four copies of Amendment No. 1 marked to show all changes made since the initial filing of the Registration Statement.

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1, unless otherwise indicated.

Registration Statement on Form S-1

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We acknowledge the Staff’s comment and advise the Staff that, to date, neither the Partnership nor anyone on the Partnership’s behalf has engaged in any “testing the waters” activity or otherwise presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). To the extent the Partnership presents any written communications to potential investors in reliance on Section 5(d) of the Securities Act, we will supplementally provide the Staff with copies of such written communications.

2.	We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits and any material contracts, summarize the principal terms of the new credit agreement, supply the partnership agreement which you designate as Appendix A to the prospectus and list as exhibit 3.2 (preferably with your next amendment), and update the disclosure as necessary. Reference to the exhibit list suggests that virtually all of your exhibits remain unfiled, including the opinions of counsel, the commercial agreements with Hess (referenced at page 1), your right of first offer assets agreement (page 2), the affiliate loan facility (page 15), and the omnibus agreement and other agreements referenced at page 11. Please also provide updated information regarding the status of your NYSE listing application.

Response: We acknowledge the Staff’s comment and have filed as Appendix A to Amendment No. 1 the form of the First Amended and Restated Agreement of Limited Partnership of Hess Midstream Partners LP. We will supply omitted information when it becomes available, file any omitted exhibits and any material contracts, summarize the principal terms of our new credit agreement and update the disclosure as necessary in future amendments to the Registration Statement.

We also wish to inform the Staff that, on November 6, 2014, the NYSE cleared the Partnership to file a listing application with the NYSE. We will provide in future amendments updated information regarding the status of our NYSE listing application.

Prospectus Cover Page

3.	You indicate in a bulleted risk factor that you had a shortfall over the referenced pro forma periods. Once the information is available, please revise to quantify the amount of the shortfall in the referenced periods, and specify how many of the prior four quarters would have had such a deficiency, if known.

Response: We acknowledge the Staff’s comment and, once the information is available, will revise the disclosure in the Registration Statement to quantify the amount of the shortfall in the referenced periods and specify how many of the prior four quarters would have had such a deficiency.

Prospectus Summary, page 1

4.	If you retain the descriptor, please revise to describe what you mean by a “traditional” master limited partnership. Also revise to clarify the reference to “nameplate processing capacity.”

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to describe what we mean by a “traditional” master limited partnership. We have also revised references to “nameplate processing capacity” to reflect the “current processing capacity” of our Tioga Gas Plant. Please see pages 1, 5, 114, 117 and 124.

Cash Distribution Policy and Restrictions on Distributions, page 54

Estimated Distributable Cash Flow for the Twelve Months Ending December 31, 2015, page 60

5.	We note that you expect to make distributions on a quarterly basis. Once the information is available, please revise your disclosure to provide the estimated distributable cash flow on a quarterly basis in addition to the current disclosure, which provides such information on a twelve-month aggregate basis. If you (a) did not use quarter-by-quarter estimates in concluding that there would be sufficient cash available to make the estimated minimum quarterly distribution for the indicated period or (b) did so but expect potential shortfalls in certain periods, revise all related disclosure to make this clear.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to show, in tabular format, our estimated distributable cash flow on a quarterly basis for the twelve months ending December 31, 2015. Please see page 63. We respectfully note that we have not finalized our distributable cash flow or established our minimum quarterly distribution and, therefore, cannot confirm whether our estimated distributable cash flow generated in each quarter for the twelve months ending December 31, 2015 will be sufficient to pay the minimum quarterly distribution on all of our outstanding units during the applicable quarter. Once we finalize our distributable cash flow and our minimum quarterly distribution for the twelve months ending December 31, 2015, we will revise all related disclosure to the extent we expect a potential shortfall in any quarter during the forecast period.

Lock-up Agreements, page 180

6.	Here and at page 198 you indicate in part that (underlining supplied): “Each of us, Hess, our general partner and certain of their affiliates, and the directors, director nominees and executive officers of our general partner, has agreed” not to dispose of certain securities, including your common units, without the consent of the underwriters. This language could be read to suggest that the registrant requires the consent of Morgan Stanley and Goldman to sell its securities (aside from the current offering), including in a subsequent private or public offering in the next 180 days. If that is the case, please revise to so state explicitly, and provide new Risk Factors disclosure to identify this limitation. Otherwise, revise to make clear that the registrant is not limited that way.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to state that the consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. will be required for any issuance of Partnership securities during the 180-day period following the date of the prospectus, except under certain circumstances. We have also revised our Risk Factors disclosure accordingly. Please see pages 43, 188 and 206.

Material U.S. Federal Income Tax Consequences, page 181

7.	Despite the representations you provide at page 182 regarding Section 7704, you also indicate in part at page 181 that you “have requested a private letter ruling from the IRS to the effect that income derived from certain agreements with affiliates of Hess constitutes qualifying income.” Please provide updated disclosure regarding the status of the request, and also explain to us the basis for your related representations in these circumstances. If the receipt of an adverse decision from the Internal Revenue Service regarding the request would impact your ability to make the representations or your ability to rely on counsel’s opinion, please revise to make this clear.

Response: We acknowledge the Staff’s comment and respectfully advise that the Partnership has now received its requested private letter ruling from the IRS. We have revised the Registration Statement accordingly. Please see pages 47, 189 and 190.

Hess Midstream Partners LP Predecessor

Notes to Condensed Combined Financial Statements (Unaudited)

Note 3. Related Party Transactions, page F-15

8.	On page F-18 you disclose that “As of June 30, 2014, the minimum volume commitment related to TGP was curtailed due to recent completion of the expansion and refurbishment project to allow sufficient time for debottlenecking and other related infrastructure and tie-ins.” Please disclose what impact, if any, you expect this curtailment to have on future operations and financial results of TGP, and under what circumstances the minimum volume commitments may be curtailed in the future.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we do not expect this curtailment to have any impact on the future operations and financial results of the Tioga Gas Plant. We do note, however, that Hess’s minimum volume commitments may be similarly curtailed in the future due to necessary maintenance, repairs or modifications, the occurrence of a force majeure event or if an asset shutdown is necessary to avoid injury or harm to persons, property, the environment or the integrity of the asset, and we have updated the disclosure in our Registration Statement accordingly. Please see pages 130, 131 and F-19.

Hess Midstream Partners LP

Notes to Balance Sheet, page F-43

9.	Please revise to include a statement that you have not commenced operations, or provide full financial statements for the period from inception to the balance sheet date presented.

Response: We acknowledge the Staff’s comment and have revised the Partnership’s balance sheet to reflect that we have not yet commenced operations. Please see page F-46.

We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests. Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Bill Finnegan at (713) 546-7410 or Brett Braden at (713) 546-7412.

Very truly yours,

Hess Midstream Partners LP

By:	/s/ Jonathan C. Stein
Jonathan C. Stein
Chief Financial Officer Hess Midstream Partners GP LLC

Cc:	Sirimal R. Mukerjee, Securities and Exchange Commission
Bill Finnegan, Latham & Watkins LLP
Brett Braden, Latham & Watkins LLP
G. Michael O’Leary, Andrews Kurth LLP
Stephanie Beauvais, Andrews Kurth LLP